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Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

Amendment No. 2

MUSICLAND STORES CORPORATION
(Name of Subject Company (Issuer))

EN ACQUISITION CORP. (Offeror)
a wholly-owned subsidiary of
 BEST BUY CO., INC. (Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)

62758B109
(CUSIP Number of Class of Securities)

Richard M. Schulze
Best Buy Co., Inc.
7075 Flying Cloud Drive
Eden Prairie, MN 55344
(952) 947-2000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
John R. Houston, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza, 800 LaSalle Avenue
Minneapolis, MN 55402
(612) 349-8500

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/x/	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

AMENDMENT No. 2 to SCHEDULE TO

    This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on December 21, 2000, as amended by Amendment No. 1 to Schedule TO filed on January 8, 2001 (collectively, "Schedule TO"), relating to the offer by EN Acquisition Corp., a Delaware corporation (the "Purchaser") and a direct, wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation ("Best Buy"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Musicland Stores Corporation, a Delaware corporation ("Musicland"), at a purchase price of $12.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2000, and as amended on January 8, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 12. Materials to be Filed as Exhibits

Exhibit 99.1	Portions of a transcript of a conference call held by Best Buy on January 4, 2001.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EN ACQUISITION CORP.
By:	/s/ ALLEN U. LENZMEIER
Name:	Allen U. Lenzmeier
Its:	Executive Vice President and Chief Financial Officer
BEST BUY CO., INC.
By:	/s/ ALLEN U. LENZMEIER
Name:	Allen U. Lenzmeier
Its:	Executive Vice President and Chief Financial Officer

Dated: January 10, 2001

EXHIBIT INDEX

Exhibit No.
99.1	Portions of a transcript of a conference call held by Best Buy on January 4, 2001.

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AMENDMENT No. 2 to SCHEDULE TO
SIGNATURE